Exhibit 3.43

RESTATED CERTIFICATE OF INCORPORATION

OF

CORAM HEALTHCARE CORPORATION OF UTAH

Coram Healthcare Corporation of Utah, a Delaware corporation (the “Corporation”), does hereby certify as follows:

1. The name of the Corporation is Coram Healthcare Corporation of Utah. The Corporation was incorporated under the name “Curaflex Acquisition Subsidiary, Inc.” The original Certificate of Incorporation (as amended, the “Certificate of Incorporation”) of the Corporation was filed with the Secretary of State of the State of Delaware on August 31, 1993.

2. Pursuant to Section 245 of the General Corporation Law of Delaware, this Restated Certificate of Incorporation integrates into a single instrument all of the provisions of the Certificate of Incorporation which are in effect and operative as a result of having theretofore been filed with the Secretary of State of the State of Delaware as certificates of amendment to the Certificate of Incorporation.

3. This Restated Certificate of Incorporation only restates and integrates and does not further amend the provisions of the Certificate of Incorporation as theretofore amended, and there is no discrepancy between those provisions and the provisions of this Restated Certificate of Incorporation.

4. The terms and provisions of this Restated Certificate of Incorporation have been duly adopted pursuant to the provisions of Section 245 of the General Corporation Law of Delaware.

5. The text of the Certificate of Incorporation is hereby restated to read in its entirety as follows:

FIRST: The name of the Corporation is Coram Healthcare Corporation of Utah (which is hereinafter referred to as the “Corporation”).

SECOND: The name and address, including the street, number, city and county, in the State of Delaware of the Corporation’s registered office and agent are:

Name	Address

Corporation Service Company	2711 Centerville Road, Suite 400 City of Wilmington 19808, County of New Castle

THIRD: The purpose for which the Corporation is organized is to engage in any or all related lawful business for which corporations may be organized under the General Corporation Law of Delaware and to exercise all the powers, rights, and privileges granted to business corporations under such law.

FOURTH: The aggregate number of shares which the Corporation is authorized to issue is one thousand (1,000) shares of common stock, with each share having a par value of $0.001 per share. All or any part of such shares may be issued by the Corporation from time to time, as may be determined by the Board of Directors, as provided by law.

FIFTH: The number of directors constituting the initial Board of Directors of the Corporation is one (1). The Board of Directors may be expanded in accordance with the General Corporation Law of Delaware. The Board of Directors is empowered to adopt, amend or repeal the Bylaws of the Corporation.

SIXTH: A director of this corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (ii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate of Incorporation to be duly executed this July 1, 2010.

By:	/s/ Robert T. Allen
Name:	Robert T. Allen
Title:	President, Chief Financial Officer and Treasurer

[Coram Healthcare Corporation of Utah]

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